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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2006

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-92229) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at June 30, 2006 and December 31, 2005	1
Consolidated Statements of Income for the three months and six months ended June 30, 2006 and 2005	2
Consolidated Statements of Deficit for the three months and six months ended June 30, 2006 and 2005	3
Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	35
Part II — Other Information
Legal Proceedings	60
Exhibits	60

BASIS OF PRESENTATION

General

        All dollar amounts in this report are expressed in United States ("U.S.") dollars. Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

Trademarks

        The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Ativan®, Biovail®, BPI®, BVF®, Cardisense™, Cardizem®, Cardizem® LA, CEFORM™, DiTech™, FlashDose®, Glumetza™, Instatab™, Isordil®, Oramelt™, Shearform™, Smartcoat™, Tiazac® XC, Tiazac®, Vasocard™, Vasotec® and Vaseretic®.

        Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license.

        Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license.

        Zoladex® is a trademark of AstraZeneca Pharmaceuticals LP and is used by the Company under license.

        Lescol® is a trademark of Novartis Pharmaceuticals Canada Inc. and is used by the Company under license.

        In addition, the Company has filed trademark applications for many of its other trademarks in the U.S. and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

i

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward — looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 under the heading "Risk Factors" under Item 3, Sub-Part D. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

ii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At June 30 2006	At December 31 2005
ASSETS
Current
Cash and cash equivalents	$571,326	$445,289
Marketable securities	—	505
Accounts receivable	121,009	132,699
Assets of discontinued operation held for sale	—	1,893
Inventories	87,650	89,473
Deposits and prepaid expenses	8,081	14,923

	788,066	684,782
Long-term assets of discontinued operation held for sale	—	1,107
Marketable securities	5,627	6,859
Long-term investments	67,024	66,421
Property, plant and equipment, net	221,478	199,567
Intangible assets, net	876,040	910,276
Goodwill	100,294	100,294
Other assets, net	53,595	59,506

	$2,112,124	$2,028,812

LIABILITIES
Current
Accounts payable	$40,974	$61,453
Accrued liabilities	92,482	88,870
Income taxes payable	41,882	37,713
Deferred revenue	61,905	61,160
Current portion of long-term obligations	17,848	24,360

	255,091	273,556
Deferred revenue	94,633	117,119
Deferred leasehold inducements	5,757	5,273
Accrued contract loss contingency	4,500	—
Long-term obligations	400,546	412,508

	760,527	808,456

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 160,218,836 and 159,587,838 issued and outstanding at June 30, 2006 and December 31, 2005, respectively	1,472,661	1,461,077
Additional paid-in capital	10,139	377
Deficit	(185,165)	(290,242)
Accumulated other comprehensive income	53,962	49,144

	1,351,597	1,220,356

	$2,112,124	$2,028,812

Commitments and contingencies (notes 10 and 13)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
REVENUE
Product sales	$241,118	$204,519	$450,823	$365,050
Research and development	3,951	6,369	8,860	13,569
Royalty and other	7,737	5,290	13,646	11,245

	252,806	216,178	473,329	389,864

EXPENSES
Cost of goods sold	61,819	59,872	111,148	100,973
Research and development	18,402	22,268	40,730	42,222
Selling, general and administrative	66,670	57,167	123,220	131,861
Amortization	14,825	15,409	29,649	31,375
Contract loss contingency	4,500	—	4,500	—
Write-down of assets	—	26,560	—	26,560
Restructuring costs	—	18,607	—	18,607

	166,216	199,883	309,247	351,598

Operating income	86,590	16,295	164,082	38,266
Interest income	6,116	912	11,312	1,290
Interest expense	(8,485)	(9,574)	(17,509)	(18,471)
Foreign exchange gain (loss)	1,401	(153)	811	(691)
Other income (expense)	50	(263)	(268)	(533)

Income from continuing operations before provision for income taxes	85,672	7,217	158,428	19,861
Provision for income taxes	5,350	2,295	9,500	2,880

Income from continuing operations	80,322	4,922	148,928	16,981
Income (loss) from discontinued operation	272	(1,215)	(3,848)	(2,142)

Net income	$80,594	$3,707	$145,080	$14,839

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.50	$0.03	$0.93	$0.11
Income (loss) from discontinued operation	—	(0.01)	(0.02)	(0.02)

Net income	$0.50	$0.02	$0.91	$0.09

Weighted average number of common shares outstanding (000s)
Basic	160,071	159,398	159,868	159,391

Diluted	160,071	159,441	159,905	159,444

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Deficit, beginning of period	$(245,733)	$(435,552)	$(290,242)	$(446,684)
Net income	80,594	3,707	145,080	14,839
Dividends paid	(20,026)	—	(40,003)	—

Deficit, end of period	$(185,165)	$(431,845)	$(185,165)	$(431,845)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Six Months Ended June 30
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$145,080	$14,839
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	51,682	49,914
Amortization and write-down of deferred financing costs	1,237	2,074
Amortization and write-down of discounts on long-term obligations	793	1,344
Stock-based compensation	9,762	—
Loss from discontinued operation	3,848	2,142
Receipt of leasehold inducements	722	—
Equity loss	268	533
Write-down of assets	—	26,560
Other	43	(357)
Changes in operating assets and liabilities:
Accounts receivable	10,106	47,908
Inventories	1,841	6,371
Deposits and prepaid expenses	6,665	8,057
Accounts payable	(16,477)	(6,794)
Accrued liabilities	7,058	11,225
Income taxes payable	4,188	(1,881)
Deferred revenue	(21,318)	(5,892)

Net cash provided by continuing operating activities	205,498	156,043

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(32,231)	(11,267)
Proceeds from sales and maturities of marketable securities	4,854	4,618
Purchases of marketable securities	(3,196)	(5,470)
Acquisition of long-term investment	(329)	—
Proceeds on disposal of intangible assets, net of withholding tax	—	98,127

Net cash provided by (used in) continuing investing activities	(30,902)	86,008

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(40,003)	—
Repayments of other long-term obligations	(18,357)	(28,500)
Issuance of common shares	11,584	199
Repurchase of Senior Subordinated Notes	(1,098)	—
Financing costs paid	—	(1,300)

Net cash used in continuing financing activities	(47,874)	(29,601)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(1,113)
Net cash used in investing activities	—	(47)

Net cash used in discontinued operation	(558)	(1,160)

Effect of exchange rate changes on cash and cash equivalents	(127)	(171)

Net increase in cash and cash equivalents	126,037	211,119
Cash and cash equivalents, beginning of period	445,289	34,324

Cash and cash equivalents, end of period	$571,326	$245,443

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)

(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation is continued under the Canada Business Corporations Act. The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. The Company's main therapeutic areas of focus are central nervous system, pain management, and cardiovascular (including Type II diabetes). The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol "BVF".

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005. These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2005. There have been no material changes to the Company's significant accounting policies since December 31, 2005 (except as described below under Stock-based compensation).

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Stock-based compensation

  Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss prior to January 1, 2006. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB 25. SFAS 123R requires all share-

  based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS 123.

  Recent accounting pronouncement

  In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings or deficit at January 1, 2007. The Company is currently evaluating the effect that the adoption of this interpretation will have on its consolidated financial statements.

3.     DISCONTINUED OPERATION

  On May 2, 2006, the Company completed the sale of its Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, the Company is entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

  At May 2, 2006, the net realized value of Nutravail's inventory and long-lived assets was zero, as no consideration was received from Futuristic at the date of sale, and the Company did not attribute any value to the future payments. As a result, in the three months and six months ended June 30, 2006, the Company recorded a recovery of $407,000 and a write-down of $1,304,000, respectively, to cost of goods sold to adjust Nutravail's inventory, and an additional write-down of $1,084,000 to the carrying values of Nutravail's long-lived assets in the six months ended June 30, 2006. The Company does not have a reasonable basis to estimate the amount of the future payments it may receive because the Company does not have any significant continuing involvement in the operations of Nutravail. The Company will recognize any future payments as revenue once each payment is determinable and collection is reasonably assured, which generally will be upon receipt of the cash payment.

  Nutravail's operations and direct cash flows have been eliminated from the ongoing operations of the Company as a result of the sale transaction. The extent to which the Company is involved in the operations of Nutravail is limited to the Company's ability to receive indirect cash flows from the future payments. The Company has no continuing obligations in connection with the receipt of these payments, and these payments are not expected to be significant to the continuing operations of either the Company or Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in the Company's consolidated statements of income and cash flows, for the current and prior periods.

  For the three months and six months ended June 30, 2006 and 2005, the following revenue and expenses of Nutravail have been reclassified from continuing operations to income or loss from discontinued operation:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
REVENUE
Product sales	$255	$305	$774	$942
Research and development	10	336	69	662
Royalty and other	284	571	446	1,183

	549	1,212	1,289	2,787

EXPENSES
Cost of goods sold (including adjustments to inventory)	(47)	991	2,160	1,981
Research and development	402	484	1,263	1,017
Selling, general and administrative	(78)	884	630	1,795
Amortization	—	68	—	136

	277	2,427	4,053	4,929

Income (loss) from discontinued operation before write-down of assets	272	(1,215)	(2,764)	(2,142)
Write-down of assets	—	—	(1,084)	—

Income (loss) from discontinued operation	$272	$(1,215)	$(3,848)	$(2,142)

4.     INVENTORIES

	At June 30 2006	At December 31 2005
Raw materials	$47,342	$54,525
Work in process	14,151	11,416
Finished goods	26,157	23,532

	$87,650	$89,473

5.     INTANGIBLE ASSETS

	At June 30, 2006		At December 31, 2005
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$169,077	$703,698	$151,535
Product rights	439,151	109,393	443,151	97,265
Technology	16,956	5,295	16,956	4,729

	1,159,805	$283,765	1,163,805	$253,529

Less accumulated amortization	283,765		253,529

	$876,040		$910,276

  Amortization expense in the three months and six months ended June 30, 2006 and 2005 was recorded as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Royalty and other revenue	$268	$268	$536	$536
Cost of goods sold	2,025	1,350	4,051	1,350
Amortization expense	14,825	15,409	29,649	31,375
Income (loss) from discontinued operation	—	68	—	136

	$17,118	$17,095	$34,236	$33,397

6.     LONG-TERM OBLIGATIONS

	At June 30 2006	At December 31 2005
7 7/8% Senior Subordinated Notes due April 1, 2010	$398,902	$400,000
Unamortized discount	(1,365)	(1,551)
Fair value adjustment	1,884	2,103

	399,421	400,552
Zovirax® obligation	10,940	21,884
Vasotec® and Vaseretic® obligation	6,908	13,622
Deferred compensation	1,125	810

	418,394	436,868
Less current portion	17,848	24,360

	$400,546	$412,508

  Interest expense on long-term obligations amounted to $8,372,000 and $8,392,000 in the three months ended June 30, 2006 and 2005, respectively, and $17,051,000 and $16,547,000 in the six months ended June 30, 2006 and 2005, respectively.

  7 7/8% Senior Subordinated Notes ("Notes")

  On May 25, 2006, the Company commenced a tender offer to purchase up to $56,600,000 in principal of its Notes at par plus accrued interest. This offer was made to fulfill the Company's obligation following a transfer of assets under the Indenture pursuant to which the Notes were issued. This offer was funded with the net proceeds resulting from the transfer of the Company's product rights and certain inventories related to Teveten and Teveten HCT to Kos Pharmaceuticals, Inc. ("Kos") in May 2005. On June 29, 2006, the Company made total cash payments of $1,098,000 for the principal amount of Notes tendered prior to the expiration of the tender offer on June 26, 2006. The Company recorded related write-downs to the deferred financing costs, unamortized discount and fair value adjustment associated with the Notes. The amounts of those write-downs were not significant.

  Credit facility

  Effective June 13, 2006, the Company amended and renewed its $250,000,000 credit facility with its banking syndicate. The amended agreement extends the period of this facility to a three-year term with an annual extension option, compared with a renewable 364-day revolving period with a one-year term period under the previous agreement. The amended agreement contains an accordion feature, which allows this facility to be increased up to $400,000,000, and includes an increase in the minimum shareholders' equity covenant. The amended agreement also eases certain other covenants and contains more favourable interest terms.

  At June 30, 2006 and December 31, 2005, the Company had no outstanding borrowings under this facility; however, at those dates, the Company had a letter of credit of $8,800,000 and $17,600,000, respectively, issued under this facility.

7.     STOCK-BASED COMPENSATION

  Stock option plans

  2006 Stock Option Plan

  At the Company's Annual and Special Meeting of Shareholders on June 27, 2006, shareholders voted to approve the Company's 2006 Stock Option Plan, which conforms to all current NYSE and TSX regulations. Under the 2006 Stock Option Plan, which replaces the Company's 2004 Stock Option Plan, the Company may issue up to 6,000,000 common shares on the exercise of stock options granted to eligible employees, officers and consultants. The Company's directors are no longer eligible to receive stock options, but instead a significant portion of each director's annual retainer is paid in deferred share units (as described below under Deferred Share Unit plans). The Company has ceased to grant stock options under the 2004 Stock Option Plan. The remaining 1,132,137 common shares available for issuance under the 2004 Stock Option Plan were removed from the reserve.

  Under the 2006 Stock Option Plan, all stock options granted will expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of the Company), the term of the stock option will be automatically extended to 10 days following the end of the blackout period. The exercise price of any stock options granted will be not less than the weighted average trading price of the Company's common shares for the five trading days immediately preceding the grant date. The Company will use reserved and unissued common shares to satisfy its obligations under the 2006 Stock Option Plan.

  Stock options generally vest and become exercisable as follows:

    •
    Recruiting — 25% per year on each of the first through fourth anniversaries of the grant date; and

    •
    Incentive — 25% on the date of grant, and 25% per year on each of the first through the third anniversaries of the grant date.

  Current periods' stock-based compensation expense under SFAS 123R

  The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

  For the three months and six months ended June 30, 2006, the Company recorded total stock-based compensation expense related to stock options as follows:

	Three Months Ended June 30 2006	Six Months Ended June 30 2006
Cost of goods sold	$202	$662
Research and development expenses	318	1,190
Selling, general and administrative expenses	2,369	7,910

	$2,889	$9,762

  As a result of adopting SFAS 123R on January 1, 2006, the Company's net income for the three months and six months ended June 30, 2006 was $2,743,000 and $9,469,000 lower, respectively, than if it had continued to account for stock-based compensation under APB 25. Both basic and diluted earnings per share for the three months and six months ended June 30, 2006 were $0.02 and $0.06 lower, respectively, than if the Company had continued to account for stock-based compensation under APB 25.

  Prior periods' pro forma information under SFAS 123

  For the three months and six months ended June 30, 2005, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of SFAS 123 had been applied for all stock options granted:

	Three Months Ended June 30 2005	Six Months Ended June 30 2005
Net income as reported	$3,707	$14,839
Pro forma stock-based compensation expense determined under fair value-based method	(2,056)	(2,272)

Pro forma net income	1,651	12,567

Basic and diluted earnings per share
As reported	$0.02	$0.09
Pro forma	$0.01	$0.08

  Stock-based compensation expense in the three months and six months ended June 30, 2005 reflected the forfeitures of 290,270 and 1,107,963 stock options, respectively, by certain of the Company's former officers and employees. Under SFAS 123, the Company recognized forfeitures as they occurred.

  Valuation assumptions

  The fair values of all stock options granted during the three months and six months ended June 30, 2006 and 2005 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Expected option life (years)	4.3	4.0	4.0	4.0
Expected volatility	52.0%	52.2%	53.0%	53.3%
Risk-free interest rate	4.3%	3.4%	4.2%	3.7%
Expected dividend yield	2.0%	—%	2.0%	—%

  Expected option life is determined based on historical exercise and forfeiture patterns. Expected volatility is determined based on historical volatility of the Company's common shares over the expected life of the option. The risk-free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the stock option's exercise price and expected annual dividend rate at the time of grant.

  The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Stock option activity

  The following table summarizes the Company's stock option activity for the six months ended June 30, 2006:

	Options (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2006	7,932	$25.94
Granted	1,786	24.57
Exercised	(627)	18.33
Forfeited	(531)	29.50

Outstanding at June 30, 2006	8,560	$26.01	2.4	$15,324

Vested and exercisable at June 30, 2006	5,974	$27.88	1.8	$8,681

  The weighted average grant date fair values of all stock options granted in the six months ended June 30, 2006 and 2005 were $9.55 and $7.52, respectively. The total intrinsic values of options exercised in the six months ended June 30, 2006 and 2005 were approximately $4,900,000 and $140,000, respectively. Proceeds received on the exercise of stock options in the six months ended June 30, 2006 and 2005 were $11,509,000 and $37,000, respectively. At June 30, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $21,000,000, which will be amortized over the weighted-average remaining requisite service period of approximately 33 months.

  Stock options outstanding and exercisable

  The following table summarizes information about stock options outstanding and exercisable at June 30, 2006:

Range of Exercise Prices	Outstanding (000s)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable (000s)	Weighted Average Exercise Price
$3.52	1	4.1	$3.52	1	$3.52
$17.00 - $25.00	5,524	3.1	20.99	3,074	20.77
$25.78 - $38.62	2,130	1.3	32.10	2,010	32.40
$39.00 - $48.07	905	0.9	42.30	889	42.28

	8,560	2.4	$26.01	5,974	$27.88

  Deferred Share Unit ("DSU") plans

  In 2005, the Company's Board of Directors adopted DSU plans for its Chairman (Eugene Melnyk) and non-employee directors. Mr. Melnyk receives grants of DSUs as part of his employment compensation. Non-employee directors receive an annual grant of units under the DSU plans, and these directors may also elect to receive all or part of their annual retainer fees and committee fees in the form of DSUs. A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents when dividends are paid on the Company's common shares. Mr. Melnyk may redeem his DSUs for payment at any time. Non-employee directors may not receive any payment in respect of their DSUs until they withdraw from the Board.

  The amount of compensation deferred is converted into DSUs based on the average trading price of the Company's common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense throughout the deferral period to the extent that the trading price of its common shares decreases.

  The following table summarizes the Company's DSU activity for the six months ended June 30, 2006:

	DSUs (000s)	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	128	$17.58
Reinvested dividend equivalents	1	25.29

Outstanding at June 30, 2006	129	$17.66

  For the three months and six months ended June 30, 2006, compensation expense recognized by the Company related to these DSUs was not significant.

8.     DIVIDENDS AND EARNINGS PER SHARE

  Dividends per share

  On March 23, 2006 and May 11, 2006, the Company's Board of Directors declared quarterly cash dividends of $0.125 per share. Total dividends paid to shareholders were $19,977,000 on April 28, 2006 and $20,026,000 on May 31, 2006.

  Earnings per share

  Earnings per share were calculated as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Net income	$80,594	$3,707	$145,080	$14,839

Basic weighted average number of common shares outstanding (000s)	160,071	159,398	159,868	159,391
Dilutive effect of stock options (000s)	—	43	37	53

Diluted weighted average number of common shares outstanding (000s)	160,071	159,441	159,905	159,444

Basic and diluted earnings per share	$0.50	$0.02	$0.91	$0.09

9.     COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Net income	$80,594	$3,707	$145,080	$14,839

Comprehensive income
Foreign currency translation adjustment	5,946	(2,383)	4,687	(3,078)
Unrealized holding gain (loss) on long-term investments	(2,447)	1,862	131	(4,223)

Other comprehensive income (loss)	3,499	(521)	4,818	(7,301)

Comprehensive income	$84,093	$3,186	$149,898	$7,538

10.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial condition and cash flows.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint filed alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The lawsuit is in its early stages. It has been removed from New Jersey State Court to Federal Court by the defendants, and Biovail has moved to remand the action to the appropriate venue. That motion is pending. To date, only three of the defendants have formally responded to the complaint, and no discovery has yet been conducted.

  Intellectual property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an additional action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, "Andrx") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  RhoxalPharma Inc., now Sandoz, filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed on the Patent Register and on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of a Notice of Compliance ("NOC") to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was heard on April 3 and 4, 2006, and a decision in favour of Sandoz was released by the court on June 20, 2006. This has effectively ended this proceeding.

  Novopharm Limited ("Novopharm") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed on the Patent Register and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision had been appealed. However the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150 mg. An NOC has not been issued for the 100 mg, for reasons that appear to be unrelated to these proceedings. As such the appeal has now been discontinued.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. This matter is proceeding in the normal course of the legal process.

  Anchen Pharmaceuticals Inc. ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the U.S. District Court for the Central District of California. During the pendency of the litigation, the U.S. Food and Drug Administration ("FDA") may approve a generic formulation on the earlier of a judicial decision of non-infringement and the expiry of the 30-month stay. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. On July 24, 2006, the court heard arguments on the motion for summary judgment filed by Anchen and the Company's motion for partial summary judgment. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. This ruling becomes final only after the Court has formally issued and entered a Final Order. Judge Selna's judgment also denied Biovail's Motion for Partial Summary Judgment. Biovail intends to use the legal options available to it to defend its patent assets including a potential appeal.

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of Florida.

  During the pendency of the litigation, the FDA may approve a generic formulation once the automatic 30-month stay has ended. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court reserved its decision. If the court denies Abrika's motion, the case will continue in its ordinary course.

  Impax Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Eastern District of Pennsylvania. During the pendency of the litigation, the FDA may approve a generic formulation once the automatic 30-month stay has ended. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. A "Markman" hearing in respect of this matter was held in late April 2006, and a decision on that hearing, which determines issues of claim construction in patent suits, has now been rendered by the court.

  Watson Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. During the pendency of the litigation, the FDA may approve a generic formulation once the automatic 30-month stay has ended. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. This case is proceeding through the normal course, and is currently in discovery.

  On June 27, 2005 and September 2, 2005, Biovail received separate notice letters regarding Paragraph IV certification under the Hatch Waxman Act from Andrx alleging that their FDA filings for generic formulations of Cardizem® LA (420mg) and Cardizem® LA (120mg, 180mg, 240mg, 300mg and 360mg), respectively, do not infringe the listed patents, U.S. Patent Nos. 5,529,791 and 5,288,505. Upon receipt of the notices from Andrx, Biovail informed Kos, and pursuant to the Distribution and Product Acquisition Agreement with Kos (the "Kos Agreement"), Kos initiated a patent infringement lawsuit against Andrx on August 10, 2005 for the 420mg strength in the U.S. District Court for the District of Delaware. On October 14, 2005, Kos initiated a second patent infringement lawsuit for the remaining strengths. Since Biovail is the holder of the New Drug Application for Cardizem® LA, it was legally required that these suits named Biovail as plaintiff. On February 22, 2006 the Court consolidated the two actions in respect of all dosage strengths. Under the current schedule, fact and expert discovery is scheduled to end on

  September 5, 2006, and trial is scheduled for April 9, 2007; however, these dates may change. On September 26, 2005, Biovail received a third Paragraph IV certification from Andrx Pharmaceuticals, L.L.C. regarding a third listed patent covering Cardizem® LA, U.S. Patent No. 6,923,984. The Company did not bring a lawsuit against Andrx for infringement with respect to this third notice.

  Product liability

  Biovail Pharmaceuticals Inc. ("BPI") along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. The Company is considering bringing a motion to be dismissed from the action.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. The Court has also granted our motion for Summary Judgement in a further case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, and which has been appealed to the United States Court of Appeals for the District of Columbia Circuit. The Company expects that this appeal will be consolidated with the other appeals filed by Plaintiffs to the original lawsuits dismissed by the District Court. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they have. The Company has moved to dismiss this amended complaint. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceuticals Industries Ltd. ("Teva") relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The consumer and "indirect purchasers" claims were refiled in Superior Court of the State of California. These actions are proceeding on their merits through the normal legal process. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  Securities class actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons other than the defendants and their affiliates who purchased the Company's stock during that period. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint. The plaintiffs' motion for class certification has now been delayed but is expected to be heard in the third quarter of 2006.

  Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously against the Complaint, but cannot predict its eventual outcome.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The Complaint seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S.C. 1985, c. C-34. The Complaint relies on the same facts and allegations as those cited in the U.S. Consolidated Securities Complaint. The Complaint was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the initial allegations and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  The case is currently in discovery.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  Counsel for the City of New York and for all the counties in New York State (other than Erie, Oswego and Schenectady) that have sued Biovail voluntarily dismissed the Company and certain other named defendants on a without prejudice basis.

  Motions by the defendants (including the Company) to dismiss the Erie County case, which is pending in the Supreme Court of the State of New York, County of Erie, have been fully briefed and submitted. In the case brought by the State of Mississippi in state court, the defendants, including the Company, have filed pre-answer motions, which are currently pending. In the case brought by the State of Alabama in state court, the Company has answered the State's Amended Complaint and discovery is ongoing. The complaints filed by the New York State counties of Oswego and Schenectady, both in New York State court, have not yet been served on the Company.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and regulatory inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and has described the precautionary steps it took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the U.S. Securities and Exchange Commission ("SEC" or the "Commission") indicating that the Commission would be conducting an informal inquiry relating to the Company's financial reporting for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation is broader than it was initially, and the period under review now goes back to January 2001. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating (as described below). The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  In addition, the SEC had advised Biovail that it had reviewed the financial statements and related disclosures of the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding the Company's accounting methodologies related to product returns, and requested additional disclosures related to these filings. The Company had incorporated additional disclosure items requested for these past filings into its Form 20-F for the fiscal year ended December 31, 2005, including the related Management's Discussion and Analysis and audited consolidated financial statements. As a result of these additional disclosures and discussions with the SEC, the Company has resolved the comments related to the Company's Form 6-K for the fiscal quarter ended June 30, 2005 and the Form 20-F for the fiscal year ended December 31, 2004.

  Over the last three years, the Company has received a number of communications from the OSC relating to its disclosure, and or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. Subsequently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

  In addition, the OSC had also indicated that it was investigating whether there had been improper trading and/or non-compliance with reporting and disclosure requirements in relation to trading of Biovail common shares held in several trust accounts in which the Company's Chairman, Eugene Melnyk, may have direct or indirect beneficial ownership of or control or direction over (the "Trust Issues"), contrary to requirements of Ontario securities law. On July 28, 2006, the OSC issued a Notice of Hearing and Statement of Allegations to Mr. Melnyk, a former Director of Biovail and others in respect of their investigations into these Trust Issues.

11.   RELATED PARTY

  In May 2006, the Company named Dr. Peter Silverstone Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and the Company had selected it as the preferred vendor for a new clinical study prior to Dr. Silverstone joining Biovail. In connection with this study, Global IQ has commenced providing preliminary planning work for a long-term safety study and other Phase III clinical work for a particular product. Its contractual fee for this preliminary work on this project to date is $500,000. While clinical research studies do come under his area of management and control, the Company has taken steps to ensure that Dr. Silverstone is not involved in any financial decisions in connection with any services provided by Global IQ. Further, the Company has stated that Global IQ will no longer be eligible to bid to perform services in connection with any new clinical programs for Biovail until Dr. Silverstone disposes of his interest in this organization to an arms length entity.

12.   SEGMENT INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

13.   SUBSEQUENT EVENTS

  Athpharma Limited ("Athpharma")

  In April 2003, the Company entered into an agreement with Athpharma to acquire four cardiovascular products under development — Bisochron (bisoprolol), Isochron (isosorbide-5-mononitrate), and Hepacol I (pravastatin) and Hepacol II (simvastatin). On July 24, 2006, Athpharma reacquired these products from the Company for $4,000,000, plus up to $2,000,000 subject to certain developmental milestones related to these products, and payments based on future net sales of these products, if and when they are commercialized. The Company also obtained an option to license certain intellectual property from Athpharma.

  Wellbutrin XL®

  On August 1, 2006, Anchen received a court decision granting its Motion for Summary Judgment on non-infringement of the Company's Wellbutrin XL® patents (as described in note 10 — Legal Proceedings). The timing of when Anchen may be in a position to launch a generic version of Wellbutrin XL® is currently uncertain. Upon the introduction of generic competition, the Company anticipates losing a substantial portion of the pre-genericization revenue from sales of Wellbutrin XL® brand product in the U.S. within a short period of time. Since its launch by GlaxoSmithKline plc ("GSK") in September 2003, through to June 30, 2006, Wellbutrin XL® has accounted for approximately 40 percent overall of the Company's consolidated revenue from product sales.

  In the event of generic competition, GSK may launch an authorized generic version of Wellbutrin XL® for distribution in the U.S. Under the terms of the Wellbutrin XL® agreement, the Company will be the exclusive manufacturer and supplier to GSK of such an authorized generic. The Company's supply price to GSK for Wellbutrin XL® generic product will be fixed each year based on contractually agreed prices. This supply price will be substantially lower than the tiered supply price that the Company currently receives on sales of Wellbutrin XL® brand product.

  As a result of the Anchen court decision, the Company believes that it may be required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. This payment will be reduced by the total dollar amount of Wellbutrin XL ® sample supplies that will be ultimately purchased by GSK prior to the commercial entry of generic competition. The Company currently estimates, based on anticipated sample supply purchases by GSK, that the amount of this payment is within a range of approximately $4,500,000 to $40,000,000 depending upon when a generic version of Wellbutrin XL® is introduced commercially. However, the Company cannot make a reasonable estimate of an amount within that range to accrue due to the uncertainty associated with predicting the outcome and timing of the FDA's approval of Anchen's ANDA, as well as the timing with respect to the final outcome of the Company's patent infringement proceedings against Anchen. As a result, the Company has accrued a contract loss contingency of $4,500,000, at June 30, 2006, for the minimum estimated amount of this payment. This liability may be revised in subsequent periods based on the outcome of, or at least greater clarity in respect of, the aforementioned regulatory and legal matters.

  Dividends declared

  On August 9, 2006, the Company's Board of Directors declared a cash dividend of $0.125 per share, payable on September 1, 2006 to shareholders of record on August 18, 2006.

14.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company will prepare its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For interim and annual periods in 2006 and 2007, the Company will include in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's net income as reported under U.S. GAAP and the Company's net income or loss that would have been reported under Canadian GAAP:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Net income under U.S. GAAP	$80,594	$3,707	$145,080	$14,839

Canadian GAAP adjustments
Acquired research and development amortization expense (a)	(12,329)	(24,528)	(24,658)	(49,056)
Stock-based compensation expense (b)	190	(2,056)	—	(2,272)
Other	123	98	234	191

Net income (loss) under Canadian GAAP	$68,578	$(22,779)	$120,656	$(36,298)

Basic and diluted earnings (loss) per share under Canadian GAAP
Income (loss) from continuing operations	$0.43	$(0.14)	$0.78	$(0.21)
Net income (loss)	$0.43	$(0.14)	$0.75	$(0.23)

        The following table presents a reconciliation of the Company's balance sheet as reported under U.S. GAAP and the Company's balance sheet that would have been reported under Canadian GAAP:

	At June 30 2006	At December 31 2005
Total assets under U.S. GAAP	$2,112,124	$2,028,812

Canadian GAAP adjustments
Marketable securities/Long-term investments
Unrealized holding gain on available-for-sale investments (c)	(16,368)	(16,237)
Intangible assets, net
Acquired research and development (a)	150,461	175,121
Goodwill
Value of consideration on acquisition of Fuisz Technologies Ltd. ("Fuisz") (d)	(7,763)	(7,763)
Settlement of Fuisz pre-acquisition contract (e)	7,460	7,460
Other	2,918	2,918
Other assets, net	(1,995)	(2,218)

Total assets under Canadian GAAP	$2,246,837	$2,188,093

	At June 30 2006	At December 31 2005
Total liabilities under U.S. GAAP	$760,527	$808,456

Canadian GAAP adjustments
Long-term obligations	77	88

Total liabilities under Canadian GAAP	760,604	808,544

Total shareholders' equity under U.S. GAAP	1,351,597	1,220,356

Canadian GAAP adjustments
Common shares
Stock-based compensation (b)	36,779	36,779
Accretion of convertible debt (f)	26,116	26,116
Value of consideration on acquisition of Fuisz (d)	7,763	7,763
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation (b)	65,500	65,500
Deficit
Acquired research and development (a)	150,461	175,121
Stock-based compensation (b)	(102,279)	(102,279)
Accretion of convertible debt (f)	(26,116)	(26,116)
Settlement of Fuisz pre-acquisition contract (e)	(7,460)	(7,460)
Other	1,940	1,706
Cumulative translation adjustment
Unrealized holding gain on available-for-sale investments (c)	(16,368)	(16,237)

Total shareholders' equity under Canadian GAAP	1,486,233	1,379,549

Total liabilities and shareholders' equity under Canadian GAAP	$2,246,837	$2,188,093

  Notes:

  (a)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and having no alternative future use must be written-off at the time of acquisition. Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives.

  (b)
  Under U.S. GAAP, prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in three months and six months ended June 30, 2005. Effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees, including grants of employee stock options. Stock option forfeitures are estimated at the date of grant.

        Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation cost on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating to the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996. Stock option forfeitures are recognized as they occur.

  (c)
  Under U.S. GAAP, long-term investments with readily determinable market values are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income or loss.

        Under Canadian GAAP, long-term investments are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other-than-temporary are recognized in net income or loss.

  (d)
  Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the acquisition agreement. Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company's common shares at the date of acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

  (e)
  Under U.S. GAAP, the cash settlement, in 2000, of a Fuisz pre-acquisition contract and the issuance of additional common shares related to the acquisition of Fuisz were allocated to goodwill acquired. Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (f)
  Under U.S. GAAP, no portion of the proceeds from the issuance of the Company's Convertible Subordinated Preferred Equivalent Debentures ("Debentures") in 2000 was attributed to the conversion feature.

        Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

  There were no material differences between the Company's cash flows as reported under U.S. GAAP and the Company's cash flows that would have been reported under Canadian GAAP.

  Recent accounting pronouncements under Canadian GAAP

  Recent accounting pronouncements under Canadian GAAP include the following:

  In July 2006, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1506, "Accounting Changes", which replaces the former Section 1506. Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. Section 1506 requires retrospective application of changes in accounting policy, unless doing so is impracticable. Changes in accounting estimates are generally recognized prospectively, and material prior period errors are corrected retrospectively. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.

  In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income"; Section 3855, "Financial Instruments — Recognition and Measurement"; and Section 3865, "Hedges". Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and losses would be recognized in comprehensive income. Section 3865 builds on existing Accounting Guideline No. 13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006. The Company is currently evaluating the effect that the adoption of these standards will have on its consolidated results of operations and financial position under Canadian GAAP.

  Comparative financial statements

  The tables below and on the following pages present comparative figures as previously reported under Canadian GAAP:

  CONSOLIDATED BALANCE SHEETS

	At June 30 2006	At December 31 2005	At December 31 2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
ASSETS
Current
Cash and cash equivalents	$571,326	$445,289	$445,289
Marketable securities	—	505	511
Accounts receivable	121,009	132,699	132,699
Assets of discontinued operation held for sale	—	1,893	1,893
Inventories	87,650	89,473	89,473
Deposits and prepaid expenses	8,081	14,923	14,923

	788,066	684,782	684,788
Long-term assets of discontinued operation held for sale	—	1,107	1,107
Marketable securities	5,627	6,859	6,920
Long-term investments	67,024	66,421	50,117
Property, plant and equipment, net	221,478	199,567	199,567
Intangible assets, net	876,040	910,276	1,085,397
Goodwill	100,294	100,294	102,909
Other assets, net	53,595	59,506	57,288

	$2,112,124	$2,028,812	$2,188,093

LIABILITIES
Current
Accounts payable	$40,974	$61,453	$61,453
Accrued liabilities	92,482	88,870	88,870
Income taxes payable	41,882	37,713	37,713
Deferred revenue	61,905	61,160	61,160
Current portion of long-term obligations	17,848	24,360	24,360

	255,091	273,556	273,556
Deferred revenue	94,633	117,119	117,119
Deferred leasehold inducements	5,757	5,273	5,273
Accrued contract loss contingency	4,500	—	—
Long-term obligations	400,546	412,508	412,596

	760,527	808,456	808,544

SHAREHOLDERS' EQUITY
Common shares	1,472,661	1,461,077	1,530,035
Additional paid-in capital	10,139	377	65,877
Deficit	(185,165)	(290,242)	(249,270)
Accumulated other comprehensive income/Cumulative translation adjustment	53,962	49,144	32,907

	1,351,597	1,220,356	1,379,549

	$2,112,124	$2,028,812	$2,188,093

  CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three Months Ended June 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$241,118	$204,519	$204,519
Research and development	3,951	6,369	6,369
Royalty and other	7,737	5,290	5,290

	252,806	216,178	216,178

EXPENSES
Cost of goods sold	61,819	59,872	59,995
Research and development	18,402	22,268	22,474
Selling, general and administrative	66,670	57,167	58,894
Amortization	14,825	15,409	39,937
Contract loss contingency	4,500	—	—
Write-down of assets	—	26,560	26,560
Restructuring costs	—	18,607	18,607

	166,216	199,883	226,467

Operating income (loss)	86,590	16,295	(10,289)
Interest income	6,116	912	912
Interest expense	(8,485)	(9,574)	(9,476)
Foreign exchange gain (loss)	1,401	(153)	(153)
Other income (expense)	50	(263)	(263)

Income (loss) from continuing operations before provision for income taxes	85,672	7,217	(19,269)
Provision for income taxes	5,350	2,295	2,295

Income (loss) from continuing operations	80,322	4,922	(21,564)
Income (loss) from discontinued operation	272	(1,215)	(1,215)

Net income (loss)	$80,594	$3,707	$(22,779)

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.50	$0.03	$(0.14)
Income (loss) from discontinued operation	—	(0.01)	—

Net income (loss)	$0.50	$0.02	$(0.14)

Weighted average number of common shares outstanding (000s)
Basic	160,071	159,398	159,398

Diluted	160,071	159,441	159,398

  CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Six Months Ended June 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$450,823	$365,050	$365,050
Research and development	8,860	13,569	13,569
Royalty and other	13,646	11,245	11,245

	473,329	389,864	389,864

EXPENSES
Cost of goods sold	111,148	100,973	101,109
Research and development	40,730	42,222	42,449
Selling, general and administrative	123,220	131,861	133,770
Amortization	29,649	31,375	80,431
Contract loss contingency	4,500	—	—
Write-down of assets	—	26,560	26,560
Restructuring costs	—	18,607	18,607

	309,247	351,598	402,926

Operating income (loss)	164,082	38,266	(13,062)
Interest income	11,312	1,290	1,290
Interest expense	(17,509)	(18,471)	(18,280)
Foreign exchange gain (loss)	811	(691)	(691)
Other income (expense)	(268)	(533)	(533)

Income (loss) from continuing operations before provision for income taxes	158,428	19,861	(31,276)
Provision for income taxes	9,500	2,880	2,880

Income (loss) from continuing operations	148,928	16,981	(34,156)
Loss from discontinued operation	(3,848)	(2,142)	(2,142)

Net income (loss)	$145,080	$14,839	$(36,298)

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.93	$0.11	$(0.21)
Loss from discontinued operation	(0.02)	(0.02)	(0.02)

Net income (loss)	$0.91	$0.09	$(0.23)

Weighted average number of common shares outstanding (000s)
Basic	159,868	159,391	159,391

Diluted	159,905	159,444	159,391

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$80,594	$3,707	$(22,779)
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	26,567	27,350	51,878
Amortization and write-down of deferred financing costs	615	1,262	1,262
Amortization and write-down of discounts on long-term obligations	302	560	462
Stock-based compensation	2,889	—	2,056
Loss from discontinued operation	(272)	1,215	1,215
Receipt of leasehold inducements	511	—	—
Equity loss	(50)	263	263
Write-down of assets	—	26,560	26,560
Other	239	(136)	(136)
Changes in operating assets and liabilities:
Accounts receivable	(15,885)	15,576	15,576
Inventories	4,042	14,657	14,657
Deposits and prepaid expenses	3,578	3,366	3,366
Accounts payable	6,441	(3,824)	(3,824)
Accrued liabilities	6,092	1,288	1,288
Income taxes payable	3,302	(48)	(48)
Deferred revenue	(8,159)	(3,549)	(3,549)

Net cash provided by continuing operating activities	110,806	88,247	88,247

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(14,318)	(6,172)	(6,172)
Proceeds from sales and maturities of marketable securities	4,001	1,360	1,360
Purchases of marketable securities	(2,044)	(1,326)	(1,326)
Acquisition of intangible asset	(329)	—	—
Proceeds on disposal of intangible assets, net of withholding tax	—	98,127	98,127

Net cash provided by (used in) continuing investing activities	(12,690)	91,989	91,989

	Three Months Ended June 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(40,003)	—	—
Repayments of other long-term obligations	(7,005)	(16,778)	(16,778)
Issuance of common shares	8,589	192	192
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Financing costs paid	—	(1,300)	(1,300)

Net cash used in continuing financing activities	(39,517)	(17,886)	(17,886)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash provided by (used in) operating activities	22	(705)	(705)
Net cash used in investing activities	—	(2)	(2)

Net cash provided by (used in) discontinued operation	22	(707)	(707)

Effect of exchange rate changes on cash and cash equivalents	(114)	(122)	(122)

Net increase in cash and cash equivalents	58,507	161,521	161,521
Cash and cash equivalents, beginning of period	512,819	83,922	83,922

Cash and cash equivalents, end of period	$571,326	$245,443	$245,443

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$145,080	$14,839	$(36,298)
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	51,682	49,914	98,970
Amortization and write-down of deferred financing costs	1,237	2,074	2,074
Amortization and write-down of discounts on long-term obligations	793	1,344	1,153
Stock-based compensation	9,762	—	2,272
Loss from discontinued operation	3,848	2,142	2,142
Receipt of leasehold inducements	722	—	—
Equity loss	268	533	533
Write-down of assets	—	26,560	26,560
Other	43	(357)	(357)
Changes in operating assets and liabilities:
Accounts receivable	10,106	47,908	47,908
Inventories	1,841	6,371	6,371
Deposits and prepaid expenses	6,665	8,057	8,057
Accounts payable	(16,477)	(6,794)	(6,794)
Accrued liabilities	7,058	11,225	11,225
Income taxes payable	4,188	(1,881)	(1,881)
Deferred revenue	(21,318)	(5,892)	(5,892)

Net cash provided by continuing operating activities	205,498	156,043	156,043

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(32,231)	(11,267)	(11,267)
Proceeds from sales and maturities of marketable securities	4,854	4,618	4,618
Purchases of marketable securities	(3,196)	(5,470)	(5,470)
Acquisition of intangible asset	(329)	—	—
Proceeds on disposal of intangible assets, net of withholding tax	—	98,127	98,127

Net cash provided by (used in) continuing investing activities	(30,902)	86,008	86,008

	Six Months Ended June 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(40,003)	—	—
Repayments of other long-term obligations	(18,357)	(28,500)	(28,500)
Issuance of common shares	11,584	199	199
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Financing costs paid	—	(1,300)	(1,300)

Net cash used in continuing financing activities	(47,874)	(29,601)	(29,601)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(1,113)	(1,113)
Net cash used in investing activities	—	(47)	(47)

Net cash used in discontinued operation	(558)	(1,160)	(1,160)

Effect of exchange rate changes on cash and cash equivalents	(127)	(171)	(171)

Net increase in cash and cash equivalents	126,037	211,119	211,119
Cash and cash equivalents, beginning of period	445,289	34,324	34,324

Cash and cash equivalents, end of period	$571,326	$245,443	$245,443

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

        The discussion and analysis contained in this MD&A are as of August 11, 2006.

FORWARD-LOOKING STATEMENTS

        A MD&A by its nature has many forward-looking statements. Although, in several instances, we have noted that a section may contain forward-looking statements, we note that this whole MD&A should be read in light of this caution. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the Forward-Looking Statements caution contained on page (ii) of this Form 6-K and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company that is engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. Our main therapeutic areas of focus are central nervous system, pain management, and cardiovascular (including Type II diabetes). Our key product lines that we market directly through our internal commercial operations in Canada and the U.S. and/or through strategic commercial alliances with other pharmaceutical companies are as follows:

  •
  Cardizem® (diltiazem hydrochloride ("HCl")) for the treatments of hypertension and angina;

  •
  Tiazac® (diltiazem HCl) for the treatments of hypertension and angina;

  •
  Ultram® (tramadol HCl) for the treatment of moderate to moderately severe chronic pain;

  •
  Wellbutrin® (bupropion HCl) for the treatment of depression; and

  •
  Zovirax® (acyclovir) for the treatment of herpes.

        We have various research and development, clinical testing, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

WELLBUTRIN XL®

        A number of companies are seeking FDA approval for generic versions of Wellbutrin XL®. On August 1, 2006, one of these companies, Anchen Pharmaceuticals Inc. ("Anchen"), received a court decision granting its Motion for Summary Judgment on non-infringement of our Wellbutrin XL® patents. The court, however, denied Anchen's Motion for Summary Judgment on the invalidity of those patents. We are currently assessing the impact of the court's decision on the timing of when Anchen may be in a position to launch a generic version of Wellbutrin XL®. This timing may be impacted by ongoing legal and regulatory actions we are taking, or may take in the future.

        Upon the introduction of generic competition, we anticipate losing a substantial portion of the pre-genericization revenue from sales of Wellbutrin XL® brand product within a short period of time. However, in the event of generic competition, GlaxoSmithKline plc ("GSK") may launch an authorized generic version of Wellbutrin XL® for distribution in the U.S. Under the terms of the Wellbutrin XL® agreement, we will be the exclusive manufacturer and supplier to GSK of such an authorized generic. Our supply price to GSK for Wellbutrin XL ® generic product will be fixed each year based on contractually agreed prices. This supply price will, however, be substantially lower than the tiered supply price that we currently receive on sales of Wellbutrin XL® brand product.

        As a result of the Anchen court decision, we believe that we may be required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. This payment will be reduced by the total dollar amount of Wellbutrin XL® sample supplies that will be ultimately purchased by GSK prior to the commercial entry of generic competition. We currently estimate, based on anticipated sample supply purchases by GSK, that the amount of this payment is within a range of approximately $4.5 million to $40 million depending upon when a generic version of Wellbutrin XL® is introduced commercially. However, we cannot make a reasonable estimate of an amount within that range to accrue due to the uncertainty associated with predicting the outcome and timing of the FDA's approval of Anchen's Abbreviated New Drug Application, as well as the timing with respect to the final outcome of our patent infringement proceedings against Anchen. As a result, we have accrued a contract loss contingency of $4.5 million, at June 30, 2006, for the minimum estimated amount of this payment. This liability may be revised in subsequent periods based on the outcome of, or at least greater clarity in respect of, the aforementioned regulatory and legal matters. There are certain risks associated with predicting the timing of FDA approvals and the outcome of legal proceedings (see — Forward-Looking Statements).

RESTRUCTURING

        In May 2005, we sold the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. ("Kos"). We are the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs, Teveten and Teveten HCT.

        Concurrent with the Kos transaction, we restructured our commercial operations in the U.S., including a reduction of our primary-care and cardiovascular specialty sales forces. We retained 85 specialty sales representatives who are targeting their promotional efforts to dermatologists and women's health-care practitioners.

        The Kos transaction and restructuring activities had a material positive impact on our consolidated results of operations, financial position and cash flows beginning in the second quarter of 2005, due to cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. These factors were partially offset by lower gross profit on revenue from sales of Cardizem® LA to Kos and the elimination of Teveten and Teveten HCT product sales.

DISCONTINUED OPERATION

        On May 2, 2006, we completed the sale of our Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, we are entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

        At May 2, 2006, the net realized value of the Nutravail's inventory and long-lived assets was zero, as no consideration was received at the date of sale, and we did not attribute any value to the future payments. As a result, in second quarter and first half of 2006, we recorded a recovery of $407,000 and a write-down of $1.3 million, respectively, to cost of goods sold to adjust Nutravail's inventory, and an additional write-down of $1.1 million to the carrying values of Nutravail's long-lived assets in the first half of 2006. We do not have a reasonable basis to estimate the amount of the future payments we may receive because we do not have any significant continuing involvement in the operations of Nutravail. We will recognize any future payments as revenue once each payment is determinable and collection is reasonably assured, which generally will be upon receipt of the cash payment.

        Nutravail's operations and direct cash flows have been eliminated from our ongoing operations as a result of the sale transaction. The extent to which we are involved in the operations of Nutravail is limited to our ability to receive indirect cash flows from the future payments. We have no continuing obligations in connection with the receipt of these payments, and these payments are not expected to be significant to our continuing operations or those of Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in our consolidated statements of income and cash flows, for the current and prior periods.

        For the second quarters and first halves of 2006 and 2005, the following revenue and expenses of Nutravail have been reclassified from continuing operations to income or loss from discontinued operation:

	Three Months Ended June 30		Six Months Ended June 30
($ in 000s)	2006	2005	2006	2005
REVENUE
Product sales	$255	$305	$774	$942
Research and development	10	336	69	662
Royalty and other	284	571	446	1,183

	549	1,212	1,289	2,787

EXPENSES
Cost of goods sold (including adjustments to inventory)	(47)	991	2,160	1,981
Research and development	402	484	1,263	1,017
Selling, general and administrative	(78)	884	630	1,795
Amortization	—	68	—	136

	277	2,427	4,053	4,929

Income (loss) from discontinued operation before write-down of assets	272	(1,215)	(2,764)	(2,142)
Write-down of assets	—	—	(1,084)	—

Income (loss) from discontinued operation	$272	$(1,215)	$(3,848)	$(2,142)

STOCK-BASED COMPENSATION

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Prior to January 1, 2006, we recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss prior to January 1, 2006. We elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense.

        In the second quarter and first half of 2006, we recognized total stock-based compensation expense related to stock options, net of estimated forfeitures, as follows:

($ in 000s)	Three Months Ended June 30 2006	Six Months Ended June 30 2006
Cost of goods sold	$202	$662
Research and development expenses	318	1,190
Selling, general and administrative expenses	2,369	7,910

	$2,889	$9,762

        We generally recognize approximately 40 to 45 percent of the annual cost of stock-based compensation in the first quarter of each year due to the timing of the grants of incentive stock option awards. We estimate stock-based compensation expense related to currently outstanding stock options will be approximately $3.0 million in each of the remaining two quarters of 2006. At June 30, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $21 million, which will be amortized on a straight-line basis over the weighted-average remaining requisite service period of approximately 33 months. These estimates could be affected by the approval of additional grants of stock options, unanticipated forfeitures, as well as other factors (see — Forward-Looking Statements).

OVERVIEW

Revenue

        In the second quarter of 2006, our revenue from product sales was negatively impacted due to certain manufacturing issues we experienced related to the production of Ultram® ER and Cardizem® LA, and the withdrawal of certain lots of Ultram® ER that we had supplied to Ortho-McNeil, Inc. ("OMI") (as described below under Revenue — Product Sales — Ultram® ER and Cardizem® LA).

        Revenue increased 17% from $216.2 million in the second quarter of 2005 to $252.8 million in the second quarter of 2006, due mainly to higher revenue from sales of Wellbutrin XL® in the U.S. by GSK, as well as higher Zovirax® product sales. Revenue increased 21% from $389.9 million in the first half of 2005 to $473.3 million in the first half of 2006, due mainly to higher revenue from sales of Wellbutrin XL®, as well as revenue generated from sales of Ultram® ER, which was launched by OMI in the U.S. in February 2006. These factors were partially offset by lower product sales in Canada in the second quarter and first half of 2006, due mainly to generic competition to Tiazac® and Wellbutrin® SR, as well as the elimination of Teveten and Teveten HCT product sales following the Kos transaction.

Results of operations

        Income from continuing operations increased from $4.9 million (basic and diluted earnings per share of $0.03) in the second quarter of 2005 to $80.3 million (basic and diluted earnings per share of $0.50) in the second quarter of 2006. Net income increased from $3.7 million (basic and diluted earnings per share of $0.02) in the second quarter of 2005 to $80.6 million (basic and diluted earnings per share of $0.50) in the second quarter of 2006.

        Income from continuing operations increased from $17.0 million (basic and diluted earnings per share of $0.11) in the first half of 2005 to $148.9 million (basic and diluted earnings per share of $0.93) in the first half of 2006. Net income increased from $14.8 million (basic and diluted earnings per share of $0.09) in the first half of 2005 to $145.1 million (basic and diluted earnings per share of $0.91) in the first half of 2006.

        The increases in income from continuing operations and net income in the second quarter and first half of 2006, compared with the corresponding periods of 2005, reflected the following factors:

  •
  Higher overall revenue and gross profit from product sales;

  •
  Lower sales force and marketing costs in the U.S.; and

  •
  Higher interest income.

  Partially offset by:

  •
  Higher corporate expenses;

  •
  Inclusion of stock-based compensation expense of $2.9 million (basic and diluted impact per share of $0.02) and $9.8 million (basic and diluted impact per share of $0.06) in the second quarter and first half of 2006, respectively; and

  •
  Inclusion of the contract loss contingency of $4.5 million (basic and diluted impact per share of $0.03) related to the payment that we may be required to make to GSK.

        Income from continuing operations and net income also increased in the second quarter and first half of 2006 due to the following factors that impacted both the second quarter and first half of 2005:

  •
  Write-down of assets of $26.6 million (basic and diluted impact per share of $0.17) primarily related to the Teveten and Teveten HCT product rights transferred to Kos;

  •
  Restructuring costs of $18.6 million (basic and diluted impact per share of $0.12); and

  •
  Write-off of $4.9 million (basic and diluted impact per share of $0.03) of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos.

Cash dividends

        In April 2006 and May 2006, we paid quarterly cash dividends to our shareholders of $0.125 per share (or $20.0 million each in total). On August 9, 2006, our Board of Directors declared a quarterly cash dividend of $0.125 per share, payable to our shareholders on September 1, 2006.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

        Figures for the second quarter and first half of 2005 reflect the reclassification of Nutravail's revenue and expenses to discontinued operation.

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products, as well as the co-promotion of pharmaceutical products owned by other companies.

        The following tables display the dollar amount of each source of revenue in the second quarters and first halves of 2006 and 2005, the percentage of each source of revenue compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended June 30
($ in 000s)	2006		2005		Change
Product sales	$241,118	95%	$204,519	95%	$36,599	18%
Research and development	3,951	2	6,369	3	(2,418)	(38)
Royalty and other	7,737	3	5,290	2	2,447	46

	$252,806	100%	$216,178	100%	$36,628	17%

	Six Months Ended June 30
($ in 000s)	2006		2005		Change
Product sales	$450,823	95%	$365,050	94%	$85,773	23%
Research and development	8,860	2	13,569	3	(4,709)	(35)
Royalty and other	13,646	3	11,245	3	2,401	21

	$473,329	100%	$389,864	100%	$83,465	21%

Product sales

        The following tables display product sales by reporting category in the seconds quarters and first halves of 2006 and 2005, the percentage of each category compared with total product sales in the respective period, and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended June 30
($ in 000s)	2006		2005		Change
Wellbutrin XL®	$113,950	47%	$70,469	34%	$43,481	62%
Zovirax®	29,098	12	18,285	9	10,813	59
Cardizem® LA	9,208	4	17,599	9	(8,391)	(48)
Ultram® ER	880	—	—	—	880	NM
Biovail Pharmaceuticals Canada	19,527	8	23,683	12	(4,156)	(18)
Legacy	36,729	15	39,144	19	(2,415)	(6)
Generic	32,784	14	34,286	17	(1,502)	(4)
Teveten	(1,058)	—	1,053	1	(2,111)	(200)

	$241,118	100%	$204,519	100%	$36,599	18%

NM — Not meaningful

	Six Months Ended June 30
($ in 000s)	2006		2005		Change
Wellbutrin XL®	$178,954	40%	$107,225	29%	$71,729	67%
Zovirax®	53,572	12	45,405	12	8,167	18
Cardizem® LA	25,418	6	28,979	8	(3,561)	(12)
Ultram® ER	15,991	4	—	—	15,991	NM
Biovail Pharmaceuticals Canada	39,307	9	48,722	13	(9,415)	(19)
Legacy	72,258	16	68,924	19	3,334	5
Generic	66,381	15	59,261	16	7,120	12
Teveten	(1,058)	—	6,534	2	(7,592)	(116)

	$450,823	100%	$365,050	100%	$85,773	23%

NM — Not meaningful

Wholesaler Distribution Services Agreements ("DSAs")

        In the U.S., we sell our Zovirax® and Legacy products, as well as sold our Cardizem® LA and Teveten products prior to the Kos transaction, directly to drug wholesalers and warehousing chains. Three national drug wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), dominate the drug wholesale market in the U.S. These wholesalers account for the majority of our direct product sales in the U.S. We believe, prior to 2004, that these wholesalers relied largely on cash discounts on purchases and price arbitrage to generate income. This industry business model resulted in forward buying (purchases of inventory not tied to demand) on the part of these wholesalers in anticipation of possible price increases. At times, this led to elevated inventory levels in the wholesale distribution channel. In late 2004 and early 2005, we entered into DSAs with these wholesalers, which has fundamentally changed the way we conduct business with them. In exchange for a fee-for-service, these agreements limit the amount of inventory these wholesalers can own to between 1/2 to 1 1/2 months of supply. These agreements also require these wholesalers to provide us with more timely and complete information with respect to inventory levels held and better data regarding sales and marketplace activity.

        In anticipation of the transition to DSAs, we took steps together with Cardinal, McKesson and ABC to reduce their inventories of our products, which resulted in lower purchases and/or increased returns by these wholesalers. This process was substantially completed during the first quarter of 2005. As a result, the reported sales of certain of our products sold directly to these wholesalers during the first quarter of 2005 were adversely affected by this reduction, and not necessarily reflective of prescription demand. We believe, however, that beginning in the second quarter of 2005, our product sales to these wholesalers more closely reflected demand-based sales.

        As displayed in the following table, at June 30, 2006, Cardinal, McKesson and ABC owned overall 1.2 months of supply of our products, of which only $155,000 had less than 12 months remaining shelf life.

		At June 30, 2006			At December 31, 2005
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$9,886	1.3	$60	$7,858	1.0	$59
Cardizem®	36-48	4,736	1.0	56	5,525	1.0	45
Ativan®	24	2,127	1.1	22	2,059	1.0	14
Vasotec® and Vaseretic®	24	1,919	1.2	15	2,182	1.1	15
Isordil®	36-60	353	1.8	2	508	1.7	2

Total	24-60	$19,021	1.2	$155	$18,132	1.0	$135

Wellbutrin XL®

        We are the exclusive manufacturer and supplier of Wellbutrin XL® to GSK for marketing and distribution in the U.S. Our contractually determined supply price for Wellbutrin XL® brand product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply price is reset to the lowest tier at the start of each calendar year and the sales-dollar thresholds to achieve the second and third tier supply prices generally increase each year.

        Our revenue from sales of Wellbutrin XL® increased 62% and 67% in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005, due to higher volumes sold by GSK, as well as price increases effected by GSK in 2005, and in the second quarter of 2006, which positively impacted our supply price to them. In the second quarter of 2006, GSK's net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase our supply price from the first to second tier. In June 2006, the FDA approved Wellbutrin XL® for the prevention of Seasonal Affective Disorder.

        Our revenue from sales of Wellbutrin XL® in the first half of 2005 was impacted by a planned reduction in the level of GSK's safety stock in the first quarter of 2005. During 2004, GSK had increased its safety stock in anticipation of our need to shift production in 2005 from Wellbutrin XL® to scale-up activities for various products under development, including Tramadol ER (Ultram® ER).

Zovirax®

        We currently promote Zovirax® Ointment and Zovirax® Cream directly to specialist practitioners in the U.S. Combined sales of Zovirax® Ointment and Zovirax® Cream increased 59% and 18% in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005, due mainly to a combination of higher prescription volumes and price increases we effected for these products in the first quarter of 2006.

Cardizem® LA

        We are the exclusive manufacturer and supplier of Cardizem® LA to Kos for marketing and distribution in the U.S. and Puerto Rico. Since May 2, 2005 (the date of the Kos transaction), we sell Cardizem® LA to Kos at contractually determined prices that are lower than what we historically charged for this product when we sold it directly to wholesalers. In the second quarter and first half of 2006, we recognized $3.7 million and $7.5 million, respectively, related to the amortization of the deferred revenue associated with the Kos transaction, compared with $2.5 million in both the second quarter and first half of 2005.

        Our revenue from sales of Cardizem® LA declined 48% and 12% in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005, due mainly to manufacturing issues we experienced in the second quarter of 2006 that resulted in a temporary halt to production of this product. We believe we have identified the root causes of these issues, and we are currently taking corrective and preventative actions to remedy those causes. In the second quarter of 2006, we recorded a write-off of $1.3 million to cost of goods sold related to rejected lots of Cardizem® LA. We anticipate that full production of Cardizem® LA will resume in the third quarter of 2006, and we expect to address any shortfall in our supply of Cardizem® LA to Kos during the second half of 2006. There are certain risks associated with predicting the timing of when we will complete our remediation efforts and address our supply issues with Kos (see — Forward-Looking Statements).

Ultram® ER

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of tramadol. We currently manufacture and supply Ultram® ER to OMI for distribution in the U.S. and Puerto Rico. Our contractually determined supply prices are based on 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale. In the fourth quarter of 2005, OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the total amount of our future invoices for Ultram® ER manufactured and supplied to OMI. We had anticipated that OMI would launch Ultram® ODT in the latter part of 2006; however, we believe that the timing of this launch is currently being reassessed by OMI. There are certain risks associated with predicting the timing of when OMI will launch Ultram® ODT (see — Forward-Looking Statements).

        OMI launched Ultram® ER in the U.S. in February 2006. Our revenue from sales of Ultram® ER by OMI amounted to $880,000 and $16.0 million in the second quarter and first half of 2006, respectively. In the second quarter of 2006, we became aware of a tablet printing related matter, which mainly affected the larger 300 mg tablets of Ultram® ER. As a precautionary measure, OMI initiated a voluntary Class II recall of all lots of 300 mg tablets of Ultram® ER (as well as one lot of 200 mg tablets) to the pharmacy and retail level. We agreed to replace the recalled product, as well as certain lots of Ultram® ER that were still in OMI's inventory, and to bear the costs of the recall. In the second quarter of 2006, we recorded a provision of $7.8 million as a reduction to Ultram® ER product sales related to the return of withdrawn lots of Ultram® ER that had been sold to OMI, a write-off of $2.6 million to cost of goods sold related to rejected lots of Ultram® ER that were still in our inventory, and $3.0 million to selling, general and administrative expenses related to the costs associated with processing the recall. In June 2006, we resumed production of Ultram® ER, after the completion of the qualification and process validation of a new tablet printer. We have since addressed the shortfall in our supply of Ultram® ER to OMI.

Biovail Pharmaceuticals Canada ("BPC") products

        BPC products are Glumetza™, Monocor, Retavase, Tiazac®, Tiazac® XC, Wellbutrin® SR, Wellbutrin® XL and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Glumetza™, Tiazac® XC and Wellbutrin® XL directly to Canadian physicians. Sales of BPC products declined 18% and 19% in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005. The declines in BPC product sales reflected lower sales of Tiazac® and Wellbutrin® SR due to the introduction of generic competition, partially offset by increased sales of our promoted Tiazac® XC and Wellbutrin® XL products. We formally launched Wellbutrin® XL in Canada in April 2006.

Legacy products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell Tiazac® (branded and generic) to Forest Laboratories, Inc. ("Forest") for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products declined 6% overall in the second quarter of 2006 and increased 5% overall in first half of 2006, compared with the corresponding periods of 2005. The decline in overall sales of our Legacy Products in the second quarter of 2006 reflected lower sales of generic Tiazac®, due mainly to a reduction in purchases of this product by Forest following a build up of safety stock. The increase in overall sales of our Legacy products in the first half of 2006 reflected price increases we effected for certain of these products in the first quarter of 2006, and reductions in wholesaler inventories of these products in the first quarter of 2005.

        In November 2005, we announced our intention to spin-off substantially all of our off-patent branded pharmaceutical products, which comprised substantially all of our Legacy products. However, based on further analysis of this opportunity, we have decided to retain these products and to use the cash flows from these products to support our growth strategy and other initiatives.

Generic products

        Our Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") for distribution in the U.S., as well as an authorized generic version of Tiazac®, which we manufacture and sell to Novopharm Limited ("Novopharm"), also a subsidiary of Teva, for distribution in Canada. Novopharm introduced generic Tiazac® in Canada in January 2006. Sales of our Generic products declined 4% overall in the second quarter of 2006 and increased 12% overall in first half of 2006, compared with the corresponding periods of 2005. The fluctuations in our Generic product sales mainly reflected the effect of changes in prescription volumes and pricing for these products, as well as changes in inventory levels of these products owned by Teva.

Teveten products

        Since May 2, 2005 (the date of the Kos transaction), we no longer have an ongoing financial interest in Teveten and Teveten HCT. In the second quarter of 2006, we increased our estimate for returns related to our pre-May 2, 2005 sales of these products by $1.1 million.

Research and development revenue

        Research and development revenue declined 38% and 35% and in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005, reflecting a lower level of clinical research and laboratory testing services provided to external customers by our contract research operation.

Royalty and other revenue

        Royalty and other revenue increased 46% and 21% in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005. In the second quarter and first half of 2006, other revenue included $1.4 million and $1.8 million, respectively, related to our co-promotion for OMI of Ultram® ER in the U.S. In addition, commencing in May 2006, we are also co-promoting AstraZeneca Pharmaceuticals LP's Zoladex® 3.6 mg (goserelin acetate implant) in the U.S. and Puerto Rico for the treatment of endometriosis, and promoting Novartis Pharmaceuticals Canada Inc.'s Lescol® products (fluvastatin sodium) in Canada for the treatment of atherosclerosis vascular disease.

OPERATING EXPENSES

        The following tables display the dollar amount of each operating expense item in the second quarters and first halves of 2006 and 2005, the percentage of each item compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item. Percentages may not add due to rounding.

	Three Months Ended June 30
($ in 000s)	2006		2005		Change
Cost of goods sold	$61,819	24%	$59,872	28%	$1,947	3%
Research and development	18,402	7	22,268	10	(3,866)	(17)
Selling, general and administrative	66,670	26	57,167	26	9,503	17
Amortization	14,825	6	15,409	7	(584)	(4)
Contract loss contingency	4,500	2	—	—	4,500	NM
Write-down of assets	—	—	26,560	12	(26,560)	(100)
Restructuring costs	—	—	18,607	9	(18,607)	(100)

	$166,216	66%	$199,883	92%	$(33,667)	(17)%

	Six Months Ended June 30
($ in 000s)	2006		2005		Change
Cost of goods sold	$111,148	23%	$100,973	26%	$10,175	10%
Research and development	40,730	9	42,222	11	(1,492)	(4)
Selling, general and administrative	123,220	26	131,861	34	(8,641)	(7)
Amortization	29,649	6	31,375	8	(1,726)	(6)
Contract loss contingency	4,500	1	—	—	4,500	NM
Write-down of assets	—	—	26,560	7	(26,560)	(100)
Restructuring costs	—	—	18,607	5	(18,607)	(100)

	$309,247	65%	$351,598	90%	$(42,351)	(12)%

Cost of goods sold and gross margins

        In the second quarter and first half of 2006, cost of goods sold included $2.0 million and $4.1 million, respectively, related to the amortization of the Cardizem® LA intangible asset associated with the Kos transaction, compared with $1.4 million in both the second quarter and first half of 2005. In addition, cost of goods sold included amortization of the asset associated with a reduction in the Zovirax® supply price to be paid to GSK of $3.3 million and $5.4 million in the second quarter and first half of 2006, respectively, compared with $242,000 in both the second quarter and first half of 2005.

        Gross margins based on product sales were 74% and 75% overall in the second quarter and first half of 2006, respectively, compared with 71% and 72% overall in the second quarter and first half of 2005, respectively. The increases in overall gross margins in the second quarter and first half of 2006, compared with the corresponding periods of 2005, reflected the following factors:

  •
  Higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact that the price increases effected by GSK in 2005, and in the second quarter of 2006, had on our supply price.

  Partially offset by:

  •
  Timing of the move from the first to second tier of the Wellbutrin XL ® supply price, which occurred later in the second quarter of 2006 compared to in the second quarter of 2005, due to a higher sales-dollar threshold;

  •
  Provision of $7.8 million as a reduction to product sales related to the return of withdrawn lots of Ultram® ER;

  •
  Write-off of $3.9 million to cost of goods sold of rejected lots of Ultram® ER and Cardizem® LA inventories; and

  •
  Start-up manufacturing inefficiencies related to Ultram® ER, and a lower margin realized on Cardizem® LA product sales to Kos.

        Overall gross margins also increased in the second quarter and first half of 2006 due to the following factors that impacted both the second quarter and first half of 2005:

  •
  Provision of $5.7 million for Cardizem® CD inventory in excess of demand; and

  •
  Write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

Research and development expenses

        Research and development expenses declined 17% and 4% in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005. We invested 7% and 9% of total revenue in research and development activities in the second quarter and first half of 2006, respectively, compared with 10% and 11% in the corresponding periods of 2005. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        Research and development activities in the second quarter and first half of 2006 primarily related to the following line-extension and enhanced-formulation programs:

  •
  A bupropion salt product. We anticipate filing a New Drug Application ("NDA") for this product in the third quarter of 2006;

  •
  A once-daily bioequivalent version of Coreg (carvedilol) for the treatment of hypertension;

  •
  A combination product incorporating tramadol and a non-steroidal anti-inflammatory drug for the treatment of pain. We anticipate initiating a Phase III clinical trial for this product in the second half of 2006;

  •
  Combination products incorporating bupropion with other anti-depressant agents; and

  •
  A venlafaxine product for the treatment of depression.

        While our major development initiatives remain unchanged, on an ongoing basis we review and optimize the other projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities.

        There are certain risks associated with predicting the timing of NDA filings and the receipt of FDA approvals, as well as our ability to successfully commercialize our pipeline products referred to above (see — Forward-Looking Statements).

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 17% in the second quarter of 2006 and declined 7% in the first half of 2006, compared with the corresponding periods of 2005. As a percentage of total revenue, selling, general and administrative expenses were 26% in both the second quarter and first half of 2006, compared with 26% and 34% in the corresponding periods of 2005.

        In the second quarter of 2006, the increase in selling, general and administrative expenses was primarily due to:

  •
  Higher corporate expenses resulting from increased professional fees related to ongoing regulatory and legal matters, and costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives;

  •
  Inclusion of stock-based compensation;

  •
  Higher marketing costs in Canada associated with Glumetza™ and Wellbutrin® XL; and

  •
  Inclusion of costs associated with processing the Ultram® ER recall.

        In the first half of 2006, those factors were more than offset by the positive impact of the Kos transaction and concurrent restructuring of our U.S. commercial operations. These events resulted in immediate cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces and the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT.

Amortization expense

        Amortization expense declined 4% and 6% in the second quarter and first half of 2006, respectively, compared with the corresponding periods of 2005. As a percentage of total revenue, amortization expense was 6% in both the second quarter and first half of 2006, compared with 7% and 8% in the corresponding periods of 2005. The declines in amortization expense reflected the discontinuance of the amortization of the Teveten and Teveten HCT product rights following the Kos transaction, as well as the final amortization of certain other intangible assets during 2005, partially offset by the inclusion of amortization associated with the Glumetza™ intangible asset in the second quarter and first half of 2006.

OPERATING INCOME

        We recorded operating income of $86.6 million and $164.1 million in the second quarter and first half of 2006, respectively, compared with $16.3 million and $38.3 million in the corresponding periods of 2005. In both the second quarter and first half of 2006, the Wellbutrin XL ® contract loss contingency reduced operating income by $4.5 million. In both the second quarter and first half of 2005, charges related to the cost of inventories not purchased by Kos, the write-down of the Teveten and Teveten HCT product rights, and restructuring activities reduced operating income by a total of $50.0 million.

        The increases in operating income in the second quarter and first half of 2006, compared with the corresponding periods of 2005, reflected higher revenue and gross profit from sales of Wellbutrin XL®, as well as lower sales force and marketing costs in the U.S. These factors were partially offset by higher corporate expenses and the inclusion of stock-based compensation.

NON-OPERATING ITEMS

Interest income

        Interest income was $6.1 million and $11.3 million in the second quarter and first half of 2006, respectively, compared with $912,000 and $1.3 million in the corresponding periods of 2005. The increases in interest income reflected a higher amount of surplus cash available for investment.

Interest expense

        Interest expense was $8.5 million and $17.5 million in the second quarter and first half of 2006, respectively, compared with $9.6 million and $18.5 million in the corresponding periods of 2005. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

Provision for income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $5.4 million and $9.5 million in the second quarter and first half of 2006, respectively, compared with $2.3 million and $2.9 million in the corresponding periods of 2005.

SUMMARY OF QUARTERLY RESULTS

        The following tables present a summary of our quarterly results for each of the eight most recently completed quarters:

	2006		2005
($ in 000s, except per share data)	Q2	Q1	Q4	Q3
Revenue	$252,806	$220,523	$287,614	$258,058
Income from continuing operations	80,322	68,606	120,516	109,299
Net income	80,594	64,486	119,719	101,663
Basic and diluted earnings per share
Income from continuing operations	$0.50	$0.43	$0.75	$0.69
Net income	$0.50	$0.40	$0.75	$0.64

Net cash provided by continuing operating activities	$110,806	$94,692	$223,390	$122,446

	2005		2004
($ in 000s, except per share data)	Q2	Q1	Q4	Q3
Revenue	$216,178	$173,686	$275,350	$213,618
Income from continuing operations	4,922	12,059	46,582	50,645
Net income	3,707	11,132	46,045	49,635
Basic and diluted earnings per share
Income from continuing operations	$0.03	$0.08	$0.29	$0.32
Net income	$0.02	$0.07	$0.29	$0.31

Net cash provided by continuing operating activities	$88,247	$67,796	$112,153	$58,640

Results of operations

        The increase in revenue, income from continuing operations and net income in the second quarter of 2006, compared with the first quarter of 2006, was due mainly to an increase in revenue and gross profit from sales of Wellbutrin XL® to GSK, which reflected the positive impact of the price increase effected by GSK in the second quarter of 2006, and the move from the first to second tier of the supply price. This factor was partially offset by reduced revenue and gross profit from sales of Ultram® ER and Cardizem® LA due to lost production, as well as the impact of the withdrawal of certain lots of Ultram® ER, and the inclusion of the Wellbutrin XL® contract loss contingency.

Cash flows

        The increase in net cash provided by continuing operating activities in the second quarter of 2006, compared with the first quarter of 2006, reflected the higher gross profit recognized on Wellbutrin XL® product sales due to the increased supply price, partially offset by an increase in accounts receivable at June 30, 2006, compared with at March 31, 2006, and the reduced gross profit on Ultram® ER and Cardizem® LA product sales.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at June 30, 2006 and December 31, 2005:

($ in 000s)	At June 30 2006	At December 31 2005
Working capital	$532,975	$411,226
Long-lived assets	1,251,407	1,269,643
Long-term obligations	418,394	436,868
Shareholders' equity	1,351,597	1,220,356

Working capital

        The $121.7 million increase in working capital from December 31, 2005 to June 30, 2006 was primarily due to:

  •
  Cash generated from continuing operations of $205.5 million; and

  •
  A decrease in accounts payable of $20.5 million related to the timing of payments and lower payables related to capital expenditures, inventory purchases and professional fees.

  Partially offset by:

  •
  Dividends paid of $40.0 million;

  •
  Additions to property, plant and equipment of $35.5 million;

  •
  Repayments of long-term obligations of $19.5 million; and

  •
  A decrease in accounts receivable of $11.7 million, primarily related to the amount and timing of the collection of revenue from Wellbutrin XL® product sales.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $18.2 million decrease in long-lived assets from December 31, 2005 to June 30, 2006 was primarily due to:

  •
  Depreciation of plant and equipment of $11.5 million and the amortization of intangible and other assets of $40.2 million.

  Partially offset by:

  •
  Additions to property, plant and equipment of $35.5 million, which included expenditures related to the expansion of our manufacturing facility in Steinbach, Manitoba (which is now substantially complete) and the addition of equipment at our manufacturing facility in Dorado, Puerto Rico, related to the manufacture of orally disintegrating products that we expect to produce in the future, including Ultram® ODT.

Long-term obligations

        The $18.5 million decrease in long-term obligations, including the current portion thereof, from December 31, 2005 to June 30, 2006 was primarily due to:

  •
  Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement; and

  •
  Payment of $7.0 million to Merck & Co., Inc. ("Merck") related to the May 2002 acquisition of Vasotec® and Vaseretic®.

Shareholders' equity

        The $131.2 million increase in shareholders' equity from December 31, 2005 to June 30, 2006 was primarily due to:

  •
  Net income recorded of $145.1 million (including $9.8 million of stock-based compensation recorded in additional paid-in capital); and

  •
  Proceeds of $11.6 million from the issuance of common shares, mainly on the exercise of stock options.

  Partially offset by:

  •
  Dividends paid of $40.0 million.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits, inventory purchases, research and development programs, sales and marketing activities, capital expenditures, loan repayments and dividend payments. At June 30, 2006, we had cash and cash equivalents of $571.3 million, compared with $445.3 million at December 31, 2005. The following table displays cash flow information for the first halves of 2006 and 2005:

	Six Months Ended June 30
($ in 000s)	2006	2005
Net cash provided by continuing operating activities	$205,498	$156,043
Net cash provided by (used in) continuing investing activities	(30,902)	86,008
Net cash used in continuing financing activities	(47,874)	(29,601)
Net cash used in discontinued operation	(558)	(1,160)
Effect of exchange rate changes on cash and cash equivalents	(127)	(171)

Net increase in cash and cash equivalents	$126,037	$211,119

Operating activities

        Net cash provided by continuing operating activities increased $49.5 million from the first half of 2005 to the first half of 2006, primarily due to:

  •
  An increase of $116.4 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on Wellbutrin XL® product sales, lower sales force and marketing costs, and higher interest income. These factors were partially offset by higher corporate expenses.

        Partially offset by:

  •
  A decrease of $37.8 million related to the change in accounts receivable, due mainly to the timing of collection of revenue from sales of Wellbutrin XL® and the inclusion of revenue from sales of Ultram® ER;

  •
  A decrease of $15.4 million related to the change in deferred revenue, primarily related to the portion of the supply prepayment from OMI and proceeds from the Kos transaction earned in the first half of 2006; and

  •
  A decrease of $9.7 million related to the change in accounts payable, due mainly to the timing of payments and lower payables related to inventory purchases and professional fees.

Investing activities

        Net cash used in continuing investing activities increased $116.9 million from the first half of 2005 to the first half of 2006 primarily due to:

  •
  A decrease of $98.1 million in proceeds from the disposal of intangible assets, related to the Kos transaction in May 2005; and

  •
  An increase of $21.0 million in capital expenditures on property, plant and equipment, related mainly to the expansion of our Steinbach manufacturing facility.

Financing activities

        Net cash used in continuing financing activities increased $18.3 million from the first half of 2005 to the first half of 2006 primarily due to:

  •
  An increase of $40.0 million in dividends paid.

        Partially offset by:

  •
  An increase of $11.4 million in proceeds from the issuance of common shares; and

  •
  A decrease of $9.0 million in repayments of long-term obligations.

Outlook

        We intend to use our existing cash resources and continuing cash flows from operations to support primarily our growth strategy through potential acquisitions of new products, technologies and/or businesses, as well as to finance our contemplated quarterly dividend of $0.125 per share (or approximately $20 million in total per quarter). We also anticipate total annual capital expenditures of approximately $50 million to $60 million in 2006. Major projects include the Steinbach expansion, the addition of equipment related to the manufacture of orally disintegrating products, and upgrades to our computer information systems. However, certain factors could alter our intentions and anticipations (see — Forward-Looking Statements).

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2006, we had total long-term obligations of $418.4 million, including the current portion thereof, which included the carrying value of our Notes of $399.4 million and obligations related to past acquisitions of intangible assets of $17.8 million.

        In May 2006, we commenced a tender offer at par plus accrued interest for up to $56.6 million in principal of our Notes. In June 2006, we made cash payments of $1.1 million for the total principal amount of Notes that were tendered.

        In June 2006, we amended and renewed our $250 million credit facility with our banking syndicate. This amended facility has a three-year term with an annual extension option. At June 30, 2006, we had no outstanding borrowings under this facility; however, we had a letter of credit of $8.8 million issued under this facility, which secures the final semi-annual payment we are required to make to Merck related to our acquisition of Vasotec® and Vaseretic®. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows this facility to be increased up to $400 million. At June 30, 2006, we were in compliance with all financial and non-financial covenants associated with this facility.

        Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are as follows:

	S&P	Moody's
Overall	BB+	Ba3
Credit facility	BBB-	NR
Senior Subordinated Notes	BB-	B2
Outlook	Stable	Negative

NR — Not rated

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our credit facility, will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due, for at least the next 12 months. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities. There are certain risks to our business that could negatively affect our expected cash flows and liquidity (see — Forward-Looking Statements).

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at June 30, 2006:

	Payments Due by Period
($ in 000s)	Total	2006	2007 and 2008	2009 and 2010	Thereafter
Long-term obligations	$417,158	$7,006	$11,250	$398,902	$—
Operating lease obligations	36,088	2,926	10,342	8,069	14,751
Purchase obligations	22,294	22,294	—	—	—

Total contractual obligations	$475,540	$32,226	$21,592	$406,971	$14,751

        The above purchase obligations are in connection with the manufacture and supply to us of Cardizem® products by Aventis Pharmaceuticals Inc. and diltiazem (the active ingredient in Cardizem® and Tiazac®) by an affiliate of Teva. We are obligated to purchase approximately $12.5 million-worth of Cardizem® products and approximately $8.0 million-worth of diltiazem in 2006. We are also obligated to make a final payment of $1.8 million in October 2006 to Merck for minimum quantities of Vasotec® and Vaseretic® (regardless of the actual product supplied).

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. In the event that all research and development projects are successful, we would have to make total milestone payments of approximately $70 million. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2006 related to currently existing research and development collaborations.

        The above table also does not reflect the aforementioned payment that we may be required to make to GSK in the event of generic competition to Wellbutrin XL®.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at June 30, 2006, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under Contractual Obligations.

OUTSTANDING SHARE DATA

        At August 8, 2006, we had 160,232,574 issued and outstanding common shares, as well as outstanding options to purchase 8,705,415 common shares under our stock option plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our consolidated results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. We do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

        The eventual payment of our Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At June 30, 2006, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $170 million. If all of our outstanding Notes had been paid at June 30, 2006, one-half of this foreign exchange gain would be included in our taxable income for 2006, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the eventual payment of our Notes will not result in a foreign exchange gain or loss being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. This credit facility bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the total fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

CHANGES TO EXECUTIVE GROUP

Eugene Melnyk

        In June 2006, Eugene Melnyk became Chairman of the Board. Mr. Melnyk's title was previously Executive Chairman.

Wendy Kelley

        In July 2006, we announced the appointment of Wendy Kelley as Senior Vice-President, General Counsel and Corporate Secretary. Ms. Kelley joins Biovail from BMO Financial Group. Prior to that, Ms. Kelley practiced with a major Canadian law firm. Kenneth Cancellara, our former General Counsel and current Senior Counsel, plans to retire from Biovail at the end of 2006.

Dr. Peter Silverstone

        In May 2006, we named Dr. Peter Silverstone Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone succeeds Dr. Gregory Szpunar, our former Senior Vice-President, Research and Development and Chief Scientific Officer, who left Biovail in March 2006. Dr. Silverstone will focus on the clinical development and registration of our pipeline products.

        Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and we had selected it as the preferred vendor for a new clinical study prior to Dr. Silverstone joining Biovail. In connection with this study, Global IQ has commenced providing preliminary planning work for a long-term safety study and other Phase III clinical work for a particular product. Its contractual fee for this preliminary work on this project to date is $500,000. While clinical research studies do come under his area of management and control, we have taken steps to ensure that Dr. Silverstone is not involved in any financial decisions in connection with any services provided by Global IQ. Further, we have stated that Global IQ will no longer be eligible to bid to perform services in connection with any new clinical programs for Biovail until Dr. Silverstone disposes of his interest in this organization to an arms length entity.

Gilbert Godin

        In May 2006, Gilbert Godin joined Biovail as Senior Vice-President, Technical Operations/Drug Delivery. Mr. Godin's responsibilities will focus on our product-development capability, as well as manufacturing and contract-development services. Mr. Godin joined Biovail from MDS Pharma Services.

David (Rick) Keefer

        In July 2006, Rick Keefer resigned his position as Senior Vice-President, Commercial Operations.

PREVIOUSLY UNRESOLVED U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") STAFF COMMENTS

        The SEC has advised us that it has reviewed the financial statements and related disclosures of our Form 20-F for the fiscal year ended December 31, 2004. Based on its review of this document, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding our accounting methodologies related to product returns, and requested additional disclosures related to these filings. We incorporated additional disclosure items requested for these past filings into our Form 20-F for the fiscal year ended December 31, 2005, including the related MD&A and audited consolidated financial statements. As a result of these additional disclosures and discussions with the SEC, we have resolved the comments related to our Form 20-F for the fiscal year ended December 31, 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. Since December 31, 2005, none of our critical accounting policies or estimates (as more fully described in the MD&A contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005) have changed significantly, except as follows:

Stock-based compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the option. The risk-free interest rate is based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model (such as the lattice model) could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations. As we develop detailed data about our employees' stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value.

RECENT ACCOUNTING PRONOUNCEMENT

        In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings or deficit at January 1, 2007. We are currently evaluating the effect that the adoption of this interpretation will have on our consolidated financial statements.

CONTROLS AND PROCEDURES

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized and reported in a timely manner. Based on our evaluation, our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

        There were no changes in our internal controls over financial reporting during the six-month period ended June 30, 2006 identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the significant differences that would have resulted in the MD&A had it been prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, are explained in note 14 to the accompanying unaudited consolidated financial statements.

Results of operations

	Three Months Ended June 30		Six Months Ended June 30
($ in 000s, except per share data)	2006	2005	2006	2005
Income from continuing operations — U.S. GAAP	$80,322	$4,922	$148,928	$16,981
Income (loss) from continuing operations — Canadian GAAP	68,306	(21,564)	124,504	(34,156)
Net income — U.S. GAAP	80,594	3,707	145,080	14,839
Net income (loss) — Canadian GAAP	68,578	(22,779)	120,656	(36,298)
Basic and diluted earnings (loss) per share
Income from continuing operations — U.S. GAAP	$0.50	$0.03	$0.93	$0.11
Income (loss) from continuing operations — Canadian GAAP	$0.43	$(0.14)	$0.78	$(0.21)
Net income — U.S. GAAP	$0.50	$0.02	$0.91	$0.09
Net income (loss) — Canadian GAAP	$0.43	$(0.14)	$0.75	$(0.23)

        In the second quarter of 2006, income from continuing operations and net income under Canadian GAAP would each have been $12.0 million lower than income from continuing operations and net income reported under U.S. GAAP, and, in the first half of 2006, income from continuing operations and net income under Canadian GAAP would each have been $24.4 million lower than income from continuing operations and net income reported under U.S. GAAP.

        In the second quarter of 2005, loss from continuing operations and net loss under Canadian GAAP would each have been $26.5 million lower than income from continuing operations and net income reported under U.S. GAAP, and, in the first half of 2005, income from continuing operations and net income under Canadian GAAP would each have been $51.1 million lower than income from continuing operations and net income reported under U.S. GAAP.

        The principal reconciling difference that affects results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $12.3 million and $24.5 million in the second quarters of 2006 and 2005, respectively, and of $24.7 million and $49.1 million in the first halves of 2006 and 2005, respectively, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. Under U.S. GAAP, these assets were written-off at the time of acquisition.

Financial condition

($ in 000s)	At June 30 2006	At December 31 2005
Long-lived assets — U.S. GAAP	$1,251,407	$1,269,643
Long-lived assets — Canadian GAAP	1,402,488	1,445,161
Shareholders' equity — U.S. GAAP	1,351,597	1,220,356
Shareholders' equity — Canadian GAAP	1,486,233	1,379,549

        At June 30, 2006 and December 31, 2005, long-lived assets under Canadian GAAP would have been higher by $151.1 million and $175.5 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of these assets amounted to $150.5 million and $175.1 million at June 30, 2006 and December 31, 2005, respectively.

        At June 30, 2006 and December 31, 2005, shareholders' equity under Canadian GAAP would have been higher by $134.6 million and $159.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling differences that affect shareholders' equity under Canadian GAAP relate to the unamortized carrying value of capitalized acquired research and development assets, partially offset by unrealized holding gains on available-for-sale investments that are reported at cost under Canadian GAAP. Under U.S. GAAP unrealized gains on available-for-sale investments are recorded in the accumulated other comprehensive income component of shareholders' equity. At June 30, 2006 and December 31, 2005, the cost of available-for-sale investments under Canadian GAAP would have been lower by $16.4 million and $16.2 million, respectively, than the fair values of these investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 10 — Legal Proceedings to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

        Exhibit 99.1 Certifications of the Chief Executive Officer and Chief Financial Officer

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: August 11, 2006	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006
PART II — OTHER INFORMATION
BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006
SIGNATURE